Exhibit 99.1

PRESS RELEASE

AerCap Announces Amendment to Revolving Debt Facility

Amsterdam, The Netherlands; June 10, 2011 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has completed an amendment to its revolving debt facility.

The $775 million non-recourse facility, arranged by UBS Securities LLC, was originally put in place during April 2006 and has now been amended to allow for an additional two year revolving period with a three year term-out period, extending the transaction to June 2016. The facility continues to allow for the acquisition of a range of aircraft types, and provides AerCap committed financing and significant flexibility to purchase aircraft.

In addition to UBS, this transaction includes several new and significant lenders for AerCap - Credit Suisse AG, Citibank N.A., Nomura Global Financial Products Inc. and Scotiabank Capital.

The total amount of financing transactions completed in 2011 by AerCap is now $1 billion. Two long term debt facilities for A330 aircraft financings were closed earlier this year with Landesbank Hessen-Thueringen Girozentrale of Germany and DBS Bank Ltd. of Singapore.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China, the United Arab Emirates and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com